Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 7, 2014, relating to the consolidated financial statements of Genco Shipping & Trading Limited and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's recurring losses from operations, negative working capital, default on a scheduled debt amortization payment and anticipated non-compliance with covenants and other requirements in its financing facilities, which raised substantial doubt about its ability to continue as a going concern)  and the effectiveness of the Company’s internal control over financial reporting, both appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2013.

 /s/ Deloitte & Touche LLP

August 6, 2014